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News Release
C-9605


Media Contact:
Neil McGlone   (214) 995-4961
(Please do not publish this number.)

       TI Reaches Worldwide Patent License Agreement with Fujitsu

     Dallas (February 5, 1996) -- Texas Instruments Incorporated today announced it has reached a ten-year worldwide semiconductor patent cross-license agreement with Fujitsu Limited of Japan. Generally, the agreement licenses TI's worldwide production of semiconductors under Fujitsu's patents and licenses Fujitsu's worldwide production of semiconductors under TI's patents.

     The new license runs until the end of 2005, replacing a similar agreement covering the period 1991 through 1995. Like the expired agreement, the new license excludes TI's Japanese patent on the invention of the integrated circuit (known as the Kilby patent).

     "We are pleased to have reached an agreement that recognizes the intellectual property rights of both TI and Fujitsu and to have done so without further litigation," said Richard J. Agnich, senior vice president of TI. "Neither party allowed past disagreements to stand in the way of the future, and we were able to reach an equitable arrangement," Mr. Agnich said.

     TI will receive royalty payments from Fujitsu throughout the life of the new agreement. Annual payments to TI under the new agreement will be substantially greater than the annual payments received under the prior agreement. Payments from Fujitsu do not represent a significant portion of TI's total royalty revenue.

     The Kilby patent currently is the subject of an appeal to the Tokyo High Court. In 1994, the Tokyo District Court ruled that Fujitsu did not infringe the Kilby patent. The Kilby patent is a basic patent covering the fundamental concept of integrating the elements of an electronic circuit in a single piece of semiconductor material. It was awarded to TI and Jack S. Kilby in 1989 after 29 years of review by the Japan Patent Office. "We believe the lower court decision is at odds with the Japan Patent Office and with sound application of Japanese law. We are hopeful that the Tokyo High Court will correct this error,"
Mr. Agnich said.

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NOTE TO EDITORS:  Texas Instruments Incorporated, headquartered in
Dallas, Texas, is a high-technology company with sales or manufacturing operations in more than 30 countries. TI products and services include semiconductors; defense electronics systems; software productivity tools; printers, notebook computers and consumer electronics products; custom engineering and manufacturing services; electrical controls; and metallurgical materials.

More information about TI is located on the World Wide Web at http://www.ti.com